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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-10646

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING November 1, 2017 (MM/DD/YY) AND ENDING October 31, 2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hefren-Tillotson, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

308 Seventh Avenue
(No. and Street)

Pittsburgh	PA	15222
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph M. Niesslein — 412-633-1599
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lally & Co., LLC
(Name – *if individual, state last, first, middle name*)

5700 Corporate Drive, Suite 800	Pittsburgh	PA	15237
(Address)	(City)	(State)	(Zip Code)

Securities and Exchange Commission
Trading and Markets
2018 DEC 26 PM 3:40
RECEIVED

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Joseph M. Niesslein, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hefren-Tillotson, Inc., as of October 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
Gale A. Rezner, Notary Public
City of Pittsburgh, Allegheny County
My Commission Expires March 28, 2021
MEMBER, PENNSYLVANIA ASSOCIATION OF NOTARIES

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HEFREN-TILLOTSON, INC.
FINANCIAL STATEMENTS
OCTOBER 31, 2018

CONTENTS

Lally&Co.
CPAs and Business Advisors

Lally & Co., LLC
5700 Corporate Drive, Suite 800
Pittsburgh, Pennsylvania 15237-5851

412.367.8190 office
412.366.3111 fax
www.lallycpas.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Hefren-Tillotson, Inc.
Pittsburgh, Pennsylvania

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of **Hefren-Tillotson, Inc.** ("Company"), as of October 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of October 31, 2018, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit includes performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Lally & Co., LLC

We have served as the Company's auditor since 2008.

Pittsburgh, Pennsylvania
December 17, 2018

HEFREN-TILLOTSON, INC.
STATEMENT OF FINANCIAL CONDITION
OCTOBER 31, 2018

ASSETS	
Cash and Cash Equivalents	$ 917,486
Deposits with Clearing Organization	100,000
Receivable From Clearing Organization	1,806,292
Investment Advisory Fees Receivable	159,634
Receivables - Other	1,421,506
Notes and Advances Receivable - Officers and Employees	263,531
Prepaid Expenses	1,574,668
Securities Owned - At Fair Value	32,668,237
Securities Owned - Not Readily Marketable	26,013
Property and Equipment - At Cost, Less Accumulated Depreciation and Amortization of $4,990,090	494,526
Total Assets	$ 39,431,893
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Commissions and Other Compensation Payable	$ 8,686,196
Income Taxes Payable, Including Deferred Income Taxes Payable	46,208
Accrued Retirement Plan Liability	2,241,945
Accounts Payable, Accrued Expenses, and Other Liabilities	1,794,855
Securities Sold, Not Yet Purchased, at Market Value	8,861
Deferred Investment Advisory Fees	8,758,673
Due to Parent	1,344,468
Total Liabilities	22,881,206
Stockholder's Equity	
Common Stock - Par Value $10 Per Share; 50,000 Shares Authorized; 31,287 Shares Issued and Outstanding	312,870
Additional Paid-In Capital	4,761,213
Retained Earnings	11,476,604
Total Stockholder's Equity	16,550,687
Total Liabilities and Stockholder's Equity	$ 39,431,893

The accompanying notes are an integral part of the financial statement.

1 - ORGANIZATION AND NATURE OF BUSINESS

Hefren-Tillotson, Inc. is a registered investment advisor, registered securities broker-dealer, and a member of the Financial Industry Regulatory Authority ("FINRA") and Securities Investment Protection Corporation ("SIPC"). The Company conducts the majority of its business from its principal office in Pittsburgh, along with five additional offices throughout Western Pennsylvania. The Company is a wholly owned subsidiary of Masterplan, Inc. ("Parent").

The Company provides professional financial counseling and planning services to individuals, businesses, foundations, and retirement plans. It offers discretionary and non-discretionary investment advisory management services, traditional security broker-dealer products, and insurance products.

2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statement has been prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP") as promulgated by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Securities Transactions

Principal and customer securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account of the Company are recorded on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net in the statement of financial condition.

Securities are recorded at fair value in accordance with FASB ASC on Fair Value Measurement.

Cash and Cash Equivalents and Concentrations of Credit Risk

The Company places its cash with a financial institution which management considers financially secure. However, at times such deposits may be in excess of the Federal Deposit Insurance Corporation limit.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, institutional and individual investors, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument.

2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Property and Equipment

Property and equipment are recorded at cost and are depreciated and amortized on a straight-line basis over the estimated useful lives of the assets. Maintenance and repairs, which do not extend the lives of the applicable assets, are charged to operations as incurred. Gain or loss resulting from the retirement or other disposition of assets is included in income.

Income Taxes

The Company is included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between the years.

GAAP prescribes rules for the recognition, measurement, classification, and disclosure in the financial statements of uncertain tax positions taken or expected to be taken in the Company's tax return. Management has determined that the Company does not have any uncertain tax positions and associated unrecognized tax benefits that materially impact the financial statements or disclosures. Since tax matters are subject to some degree of uncertainty, there can be no assurance that the company's tax returns will not be challenged by the taxing authorities and that the Company will not be subject to additional tax, penalties, and interest as a result of such a challenge. Generally, the Company's federal and state tax returns remain open for income tax examination for three years from the date of filing.

Subsequent Accounting Pronouncements

The Financial Accounting Standards Board (FASB) has issued Accounting Standards Update (ASU) No. 2014-09, *Revenue from Contracts with Customers*. This revenue recognition standard eliminates the transaction and industry specific revenue recognition guidance under current U.S. generally accepted accounting principles (GAAP) and replaces it with a principles-based approach for determining revenue recognition. The core principle of the revenue recognition standard is that an entity should recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Nonpublic entities are required to apply the revenue recognition standard for annual reporting periods beginning on or after December 15, 2018, and interim reporting periods within annual reporting periods beginning after December 15, 2019. Management is evaluating the impact of this new standard on its financial statements.

The Financial Accounting Standards Board (FASB) has issued Accounting Standards Update (ASU) No. 2016-02, *Leases* (Topic 842). The core principle of the new standard is that lessees should recognize assets and liabilities arising from all leases with a lease term of 12 months or less. Nonpublic entities are required to adopt the new standard for annual reporting periods beginning after December 15, 2019. Management is evaluating the impact of this new standard on its financial statements.

Subsequent Events Evaluation

The accompanying financial statements include an evaluation of events or transactions that have occurred after October 31, 2018 and through December 17, 2018, the date the financial statements were issued.

There have been no material subsequent events that occurred during such period that would be recognized in the financial statements as of October 31, 2018.

3 - RECEIVABLE FROM CLEARING ORGANIZATION

The Company clears transactions on a fully disclosed basis. The net aggregated amount receivable or payable to the clearing organization as it relates to the aforementioned transactions earn or are charged interest at variable rates. Amounts payable, if any, are collateralized by securities owned and receivables due to the Company, subject to margin requirements.

At October 31, 2018, the Company had a receivable from the clearing organization amounting to $2,054,366.

4 - NOTES AND ADVANCES RECEIVABLE - OFFICERS AND EMPLOYEES

From time to time, the Company makes advances and loans to certain officers and employees. Advances are generally made under short-term, non-interest bearing arrangements. Loans are made under promissory notes that call for fixed repayment terms of principal and interest and are collateralized with the Parent company stock. At October 31, 2018, the Company had advances outstanding of $60,120. At October 31, 2018, the Company also had notes receivable outstanding of $202,021 with accrued interest of $1,390. The notes have interest rates ranging from 1.91% to 4.5% per annum and mature in various years through December 2020.

5 - PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at October 31, 2018:

Leasehold Improvements	$ 197,637
Furniture, Fixtures, and Equipment	4,855,979
	5,053,616
Accumulated Depreciation	(4,559,090)
	$ 494,526

6 - FAIR VALUE

Fair Value Hierarchy

FASB ASC topic on Fair Value Measurements and Disclosures defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by the FASB ASC topic, are used to measure fair value.

6 - FAIR VALUE (CONTINUED)

Fair Value Hierarchy(Continued)

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1: Valuations based on unadjusted quoted prices available in active markets for identical assets or liabilities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2: Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3: Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Processes and Structure

Management is responsible for the Company's fair value valuation policies, processes, and procedures. These control processes are designed to assure that the values used for financial reporting are based on observable inputs wherever possible. In the event that observable inputs are not available, the control processes are designed to assure that the valuation approach utilized is appropriate and consistently applied and that the assumptions are reasonable.

Fair Value Measurements

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that the Company believes market participants would use in pricing the asset or liability at the measurement date.

6 - FAIR VALUE (CONTINUED)

Fair Value Measurements (Continued)

A description of the valuation techniques applied to the company's major categories of assets and liabilities measured at fair value on a recurring basis follows.

There have been no changes in the methodologies used at October 31, 2018.

Certificates of Deposit, Money Market Funds, Mutual Funds: Valued at closing price reported on the active market on which the individual securities are traded.

Equities and Exchange Traded Funds: Valued at quoted market prices or at cost based on limited marketability.

Municipal Bonds are valued per an independent third party valuator.

The following table summarizes the valuation of the assets by the fair value hierarchy as described above as of October 31, 2018.

	Level 1	Level 2	Level 3	Total
Money Market Funds	$ 248,074	$ -	$ -	$ 248,074
Treasury Bonds	1,931,177	-	-	1,931,177
Mutual Funds		-	-	
Short Term Fixed Income	24,803,657	-	-	24,803,657
Fixed Income	1,515,046	-	-	1,515,046
Equity and Other	4,078,213	-	-	4,078,213
Municipal Bonds	-	92,070	-	92,070
	$ 32,576,167	$ 92,070	$ -	$ 32,668,237

There were no transfers between Level 1 and Level 2 during the year.

7 - LEASE OBLIGATIONS

The Company leases several office facilities, automobiles, and office equipment from third parties under non-cancellable operating leases expiring at various dates through August 2036.

The Company is leasing an office facility from its Parent along with a second office facility from a related party, a majority owned limited partnership of a wholly owned subsidiary of the Parent company. During 2018, rent paid to the Parent company and Subsidiary was $84,000 and $84,000 respectively. As of October 31, 2018, future minimum lease payments under these lease agreements are as follows:

Year Ending October 31	Related Party	Other	Total
2019	$ 1,060,827	$ 642,091	$ 1,702,918
2020	1,060,827	627,269	1,688,096
2021	1,060,827	606,488	1,667,315
2022	976,827	603,816	1,580,643
2023	916,827	529,144	1,445,971
Thereafter	13,204,107	1,602,648	14,806,755
	$18,280,242	$ 4,611,456	$22,891,698

8 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At October 31, 2018, The Company had net capital of $10,722,892, which was $9,201,149 in excess of its required net capital of $1,521,743. The Company's net capital ratio was 2.13 to 1.

9 - INCOME TAXES

Federal income taxes are calculated as if the Company filed a separate federal income tax return. The Company files its own state tax return.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, which primarily consists of depreciation and compensation recognized for stock awards. Permanent differences include non-deductible entertainment expenses, dues, and tax-free municipal bond interest. In addition, state tax differences include the gains on sales of municipal securities issued before February 1, 1994. The Company has a deferred tax liability of $46,208 ($31,231 federal and $14,977 Pennsylvania) at October 31, 2018.

10 - RETIREMENT PLAN

The Company has a defined contribution plan ("Plan") with both profit sharing and 401(k) features. Contributions under the Plan are limited and made in accordance with the Internal Revenue Code. All employer profit sharing contributions are at the discretion of management.

11 - RELATED PARTY TRANSACTIONS

During the year, the Parent advanced $2,717,911 (including intercompany interest of $155,827) and received repayments of $2,677,591 from the Company. During the year, the Company's balance due increased by $40,320 to $1,344,468 which is the balance outstanding as of October 31, 2018.

12 – STOCK-BASED COMPENSATION

From time-to-time, the Parent company grants nonqualified stock options and enters into other share-based compensation arrangements in which restricted and non-restricted stock is offered and issued to certain employees for the purchase or grant of its common stock. The stock options exercise and stock award prices, number of shares, vesting, and grant date are determined at the discretion of the Company's Board of Directors. Stock awards and options typically vest in five years or less from the issue date.

The Company has adopted the provisions of SFAS No. 123(R), "*Share-Based Payment.*" As permitted by SFAS No. 123(R), the Company accounts for these types of arrangements using the fair value method. The fair value of options and restricted stock awards was estimated on the date of grant.

Restricted Stock

Participants also had been granted restricted stock awards in various years with an exercise price ranging from $3.00 to $4.21 per share, which was equal to the estimated fair value of stock on the grant date based on an independent valuation. Total compensation cost associated with the stock awards is being recognized over a series of five-year service periods that begin on the grant date.

For awards still being amortized, the total and the unrecognized compensation cost on the stock awards as of October 31, 2018 was $428,495 and $49,162. Compensation cost, included under the caption "employee compensation and benefits" in the accompanying statement of income, recognized on stock awards granted in was $83,250 generating a related tax benefit of approximately $24,975.

13 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The Company's customer securities transactions are introduced on a fully disclosed basis with Pershing. Pershing carries the accounts of the customers of the company and is responsible for execution, collection of and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to possibility that customers may be unable to fulfill their contractual commitments wherein Pershing may charge any losses it incurs to the company. The Company seeks to minimize the risk through procedures designed to monitor the credit worthiness of its customers and insure that customer transactions are executed properly by Pershing.

14 – CONTINGENCIES

In the normal course of business, the Company is subject to proceedings, lawsuits, and other claims. Such matters are subject to many uncertainties, and outcomes are not predictable with assurance. Consequently, management is unable to ascertain the ultimate aggregate amount of monetary liability or financial impact with respect to some of these matters as of October 31, 2018. Management believes that after final disposition, any resulting financial impact would not be material to the annual financial statements for some of these matters.

In February 2018, the U.S. Securities and Exchange Commission ("SEC") announced its Share Class Selection Disclosure Initiative ("Initiative"). The SEC Initiative is encouraging self-reporting by registered investment advisers on certain industry practices as they relate to the receipt and disclosure of 12b-1 fees. After conferring with outside legal counsel, the Company elected to participate in the industry wide Initiative. The Company anticipates the liability related to this matter to be approximately $400,000 which has been accrued and expensed in the accompanying 2018 financial statements.

In addition, the Company is currently working with the SEC to resolve another matter. In the opinion of management, after consultation with outside legal counsel, a settlement ranging from approximately $350,000 to $600,000 is probable. Consequently, $350,000 has been accrued and expensed in the accompanying 2018 financial statements. While the ultimate amount of the settlement may exceed the accrued amount, management believes any additional amount assessed will not have a material adverse effect on the Company's financial condition or its results of operations.

15 – INDEMNIFICATIONS

In the normal course of business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents against specified potential losses in connection with their acting as agent of, providing services to, the Company or its affiliates. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statements for these indemnifications.